SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of November, 2005

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
Apartado 6-1497
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

November 8, 2005

Banco Latinoamericano de Exportaciones, S.A.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Announces that a Group of Government Shareholders
Exercise their Super Majority Rights to Prevent Passing Charter Amendment

Panama City, Republic of Panama, November 8, 2005 - An Extraordinary Meeting of Shareholders of Banco Latinoamericano de Exportaciones, S.A. (Bladex) (NYSE: BLX) was held in Panama on Monday, November 7, to vote on a number of changes to the company’s Articles of Incorporation.

Although 84.54% of the shares voting at the meeting supported the proposal, a group of Government Shareholders (“Class A”) opposed to certain aspects of the proposal, voted against it and prevented its passage. Overall, Class A votes in favor of the proposal totaled 57.27%, short of the 75% super-majority required for approval under the terms of the Bank’s supranational charter.

“While we are disappointed that the proposal did not pass, the current version of our Articles of Incorporation serves us well in conducting our business and pursuing our growth plans,” said Jaime Rivera, CEO of Bladex. “We remain convinced, however, that a modernized charter will benefit the Bank and our shareholders. We will thus continue working with our Government Shareholders who voted against the proposal to address their concerns, which related overwhelmingly to the perceived impact of the changes on matters pertaining to the Class A, rather than business considerations.”

Bladex is a supranational bank originally established by the Central Banks of Latin America and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and state-owned entities in 23 countries of the Region, as well as Latin American and international commercial banks, and institutional and retail investors.

For further information, please access our web site on the Internet at www.blx.com or contact:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama
Attention:  Carlos Yap S., Senior Vice President – Finance
Tel.: (507) 210-8563, E-mail: cyap@blx.com

-or-

i-advize Corporate Communications, Inc., 82 Wall Street, Suite 805,
New York, NY  10005
Attention:  Melanie Carpenter / Peter Majeski
Tel.: (212) 406-3690, E-mail:  bladex@i-advize.com